MANAGED PORTFOLIO SERIES

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 12th day of November 2013, by, between, and among Managed Portfolio Series, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), Montage Investments, LLC a Kansas limited liability company (the “Adviser”) and Consilium Investment Management LLC, a Florida limited liability company (the “Sub-Adviser”) (the Adviser and Sub-Adviser hereinafter collectively referred to as “Fund Advisers”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 12th day of November 2013, (the “Investment Advisory Agreement”); and

WHEREAS, the Sub-Adviser also renders advice and services to the Fund pursuant to the terms and provisions of an Investment Sub-Advisory Agreement between the Adviser and the Sub-Adviser dated as of the 12th day of November 2013, (the “Investment Sub-Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Fund Advisers; and

WHEREAS, the Fund Advisers desire to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Fund Advisers to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Fund Advisers hereby jointly and severally agree to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of the Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Fund Advisers will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due.  In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Fund Advisers with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. The parties agree that the Adviser and the Sub-Adviser shall waive fees and reimburse expenses equally, on a dollar for dollar basis, to satisfy the Annual Limits for each class.  The Adviser and the Sub-Adviser further agree however, to be jointly and severally responsible for reimbursing the Fund the full amount of the excess expense payment due for each class within the time frames specified above.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement and, if paid by the Fund and not by the Adviser, the Sub-Adviser’s investment advisory or management fee detailed in the Investment Sub-Advisory Agreement,  any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement or Investment Sub-Advisory Agreement, but does not include front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser and the Sub-Adviser each retain its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement or the Investment Sub-Advisory Agreement, as the case may be.  The amount of reimbursed expenses and/or reduced fees that the Adviser and Sub-Adviser may respectively recoup shall not exceed the amount of expenses/fees that each individually reimbursed/reduced during time period specified by such agreements.

4. TERM. This Agreement shall remain in effect for a period of not less than one year from the effective date of the Fund’s prospectus but, in no event shall the Agreement continue in effect after the period noted in Appendix A.

5. TERMINATION.  After this Agreement has been in effect for at least one (1) year from the effective date of the Fund’s prospectus, this Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of the Fund, or (ii) the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Schedule A	MONTAGE INVESTMENTS, LLC

By: /s/ James R. Arnold	By: /s/ Gary P. Henson
Name: James R. Arnold	Name: Gary P. Henson
Title: President and Principal Executive Officer	Title: President

CONSILIUM INVESTMENT MANAGEMENT, LLC

By: /s/ Charles T. Cassel III
Name: Charles T. Cassel III
Title: Managing Director

Appendix A

Series of Managed Portfolio Series	Operating Expense Limit	Termination Date

Consilium Emerging Market Small Cap Fund		May 31, 2015
Institutional Class	1.70% of average daily net assets
Investor Class	1.95% of average daily net assets